3628

SHIN CORPORATION

05009068

June 13, 2005

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED JUN 17 2005 WASH, D.C. 190

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing,**

  Subject: Form of Report to the Exchange of the Results of the Sale of Warrants (F53-5)
  Date: June 13, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED JUN 20 2005 THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 6/20

Enclosure

SHIN CORPORATION

June 13, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing,**

  Subject: Form of Report to the Exchange of the Results of the Sale of Warrants (F53-5)
  Date: June 13, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 13, 2005

(F 53-5)

Form of Report to the Exchange of the Results of the Sale of Warrants
Shin Corporation Public Company Limited
Date June 13, 2005

1. **Information relating to the warrant offering**

Category of Warrants	:	Warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan –ESOP) Grant 4.
Number of offered warrants	:	16,000,000 units
Price per unit	:	Baht 0 (zero Baht)
Offered to	:	The Company's directors and employees and offering through the intermediary.
Exercise Price	:	41.76 Baht per share.

Subscription and payment period: May 31, 2005

2. Results of the sale of warrants :

[✓] totally sold out
[ ] partly sold out, with ___-___warrants remaining.
The company will deal with the remaining warrants as follows
__________-__________

3. Details of the sale

	Right to buy warrant				Allotment result			
	Director	Employee	Intermediary	Total	Director	Employee	Intermediary	Total
No. of warrant holders	8	48	-	56	8	48	-	56
No. of Warrants (unit)	11,621,300	4,378,700	-	16,000,000	11,621,300	4,378,700	-	16,000,000
% of total issued warrant	72.63	27.37	-	100	72.63	27.37	-	100

4. Amount of money received from the sale of shares

Total amount_____-_____ Baht

Less expense (specify)___-_____ Baht

Net amount received___-_____ Baht